Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated May 8, 2026 and has been prepared for the three months ended March 31, 2026 and 2025. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, which were previously filed on SEDAR+ and EDGAR, and the Company's unaudited condensed interim consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2026 and 2025. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
OVERVIEW OF THE COMPANY
Incorporated on July 6, 1990, in the Province of British Columbia, Cresco Labs is licensed to grow, manufacture, and sell cannabis and cannabis-based products in several U.S. states. The Company’s headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, and its registered office is at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.
Cresco Labs primarily engages in the cultivation of medical-grade cannabis, the production of cannabis-derived medical-grade products, and their distribution to consumers in legalized cannabis markets in the United States, whether for medical or adult-use. The Company strives to provide consumers with high-quality and consistent cannabis-based products, focusing on regulatory adherence while developing condition-specific cannabis strains and non-invasive delivery methods. These non-invasive delivery methods, which are alternatives to smoke inhalation, aim to deliver controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets in the United States.
As of May 8, 2026, the Company operates a total of seventy-nine (79) open dispensaries, which includes five (5) retail partner locations where we provide operational support to our licensed retail partners, and thirteen (13) cultivation and production facilities across eight (8) states, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate Illinois, Massachusetts, Michigan, New York, and Ohio have adult-use cannabis programs.
The Company operates its dispensaries under the brand, Sunnyside*®1. Our Sunnyside* dispensaries are home for a judgement-free cannabis shopping experience, where all are welcome to explore, discover, and purchase a wide array of high-quality products. The Company’s portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to the Company’s owned retail stores.

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2The High Supply®, Good News®, Wonder Wellness Co.®, and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2026 and 2025.

FEDERAL REGULATORY ENVIRONMENT
In accordance with the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), information regarding the current U.S. federal regulatory environment is disclosed in the Company’s 2025 Annual MD&A filed on SEDAR+ and EDGAR under the heading “Federal Regulatory Environment,” which section is incorporated by reference herein. The Company will evaluate, monitor and reassess the disclosures contained herein, and incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation.

THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS
The Company currently derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. As of May 8, 2026, the Company believes its operations are in material compliance with all applicable local laws, regulations, and licensing requirements in the states in which we operate.
In accordance with Staff Notice 51-352, information regarding the states that the Company operates in, their legal frameworks and how it affects the Company's business, is disclosed in the Company’s 2025 Annual MD&A filed on SEDAR+ and EDGAR under the heading, “The States in Which We Operate, Their Legal Framework and How It Affects Our Business,” which section is incorporated by reference herein.
For more information about risks related to the U.S. marijuana operations, refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.

RECENT DEVELOPMENTS
On April 23, 2026, the Justice Department and the Drug Enforcement Administration announced the issuance of an order immediately placing both Food and Drug Administration-approved products containing marijuana and marijuana products regulated by a state medical marijuana license in Schedule III of the Controlled Substances Act, as well as the initiation of an expedited administrative hearing process to consider the broader rescheduling of marijuana from Schedule I to Schedule III. The new hearing, beginning June 29, 2026, will provide a timely and legally compliant pathway to evaluate broader changes to marijuana’s status under federal law.
On April 1, 2026, the Company was conditionally awarded a Texas Compassionate Use Program License. The final license, once awarded, allows for vertically integration, permitting Cresco Labs to cultivate, process and dispense low-THC medical cannabis.
On March 9, 2026, a VIE of the Company entered into multiple agreements to acquire four (4) dispensaries. Total consideration is an estimated $14.7 million, subject to certain closing adjustments.
During the first quarter of 2026, the Company entered into a purchase agreement, pending approval, which will result in the acquisition of 9 dispensaries, for the purpose of expanding the Company’s national presence. On April 12, 2026, the Company entered into an MSA covering operation of these dispensaries and resulting in consolidation. Total consideration is an estimated $50.0 million, subject to certain closing adjustments.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the three months ended March 31, 2026 and 2025, approximately 67.8% and 67.3%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 32.2% and 32.7%, respectively, for the same periods. Sales discounts were approximately 30.5% and 28.8% of gross revenue for the three months ended March 31, 2026 and 2025, respectively.
Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct and indirect costs attributable to the cultivation and production of the products sold and is comprised of the following:
•Direct and indirect labor costs: Include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses including inventory purchases, packaging costs, and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations are the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.
•Other operating expenses: Include all costs associated with the facility itself, including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.
Selling, general, and administrative expenses (“SG&A”)
SG&A consist of employee salary and benefit costs, depreciation and amortization, professional and legal fees, advertising and marketing, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense. SG&A is a component of Total operating expenses as discussed in the “Selected Financial Information” section below.
For the three months ended March 31, 2026 and 2025, SG&A was comprised of the following:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Salaries and benefits	$31,786	$36,378
Occupancy and facility expenses	6,331	6,731
Depreciation and amortization	4,919	5,156
Professional and legal fees	5,563	4,492
Selling and marketing expense	2,353	1,601
Office and general expense	2,804	2,952
Share-based compensation	4,861	2,075
Other expense	5,659	5,657
Total SG&A	$64,276	$65,042

Other income, net
Other income, net consists mainly of recurring gains (losses) on investments, foreign currency, loss on provision for loan receivables, gain (loss) on disposition of assets, changes in fair value of deferred and contingent consideration, as well as ad hoc expenses, such as gain (loss) on lease termination, and loss on debt extinguishment. These gains (losses) do not generally correlate to revenue. Other income, net is added to Interest expense, net, to sum to Total other expense, net discussed in the “Selected Financial Information” section below.
For the three months ended March 31, 2026 and 2025, Other income, net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Loss on disposal of assets	$(3)	$(169)
Gain (loss) on foreign currency	200	(30)
Loss on provision - loan receivable	(342)	(39)
Loss on investments held at fair value	(39)	(13)
Changes in fair value of deferred and contingent considerations	341	30
Gain on asset acquisition	133	—
Other income, net	670	568
Other income, net	$960	$347
Interest expense, net
Interest expense, net consists mainly of interest on notes and loans payable, financing activities, leases, accretion of debt discount and amortization of deferred financing fees, and interest income. Interest expense, net is included in Total other expense, net discussed in the “Selected Financial Information” section below.
For the three months ended March 31, 2026 and 2025, Interest expense, net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2026	2025
Interest expense – notes and loans payable	$(11,199)	$(10,864)
Interest expense – financing activities	(2,765)	(2,844)
Accretion of debt discount and amortization of deferred financing fees	(635)	(1,211)
Interest expense – leases	(684)	(745)
Interest income	407	813
Other interest expense	(51)	(3)
Interest expense, net	$(14,927)	$(14,854)
Income Taxes
The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.
However, beginning in 2024, the Company is taking an uncertain tax position that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.

Additionally, certain states including Arizona, California, Illinois, Massachusetts, Michigan, Pennsylvania, and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

The April 2026 federal rescheduling order may have a material effect on our future results of operations, cash flows, and liquidity, particularly if it reduces or eliminates the application of IRC Section 280E to some or all of our state-licensed medical cannabis operations. Any such impact will depend on, among other things, the scope of our qualifying medical cannabis activities, our ability to substantiate deductions attributable to those activities, future Treasury, IRS, DOJ, DEA, and state regulatory guidance, and the outcome of pending DEA proceedings regarding broader rescheduling for adult use cannabis. As more guidance becomes available , we will evaluate whether to file amended returns and whether changes to our systems, controls, and cost allocation methodologies are required. At this time, we cannot be certain of the amount of tax benefit that will be realized, that the order will improve our access to capital or banking services, or that additional federal regulatory changes will occur.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement, or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2025 results of operations and comparison with fiscal 2024 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ on March 5, 2026 and EDGAR on March 6, 2026.
Summary of Unaudited Quarterly Results

($ in thousands)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, net	$151,325	$161,553	$164,913	$163,624	$165,757	$175,909	$179,783	$184,356
Income (loss) from operations	11,173	(75,545)	17,828	16,141	13,589	19,406	26,343	32,380
Net loss attributable to Cresco Labs Inc.	(13,072)	(87,588)	(17,054)	(16,334)	(14,432)	(4,372)	(10,541)	(54,332)
Basic and Diluted EPS	$(0.04)	$(0.25)	$(0.05)	$(0.05)	$(0.04)	$(0.01)	$(0.03)	$(0.16)
Results of Operations
Three Months Ended March 31, 2026 Compared to the Three Months Ended March 31, 2025
The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.
The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended March 31,
($ in thousands)	2026	2025	$ Change	% Change
Revenues, net	$151,325	$165,757	$(14,432)	(8.7)%
Cost of goods sold	75,876	87,126	(11,250)	(12.9)%
Gross profit	75,449	78,631	(3,182)	(4.0)%
Selling, general, and administrative	64,276	65,042	(766)	(1.2)%
Total operating expenses	64,276	65,042	(766)	(1.2)%
Total other expense, net	(13,967)	(14,507)	540	(3.7)%
Income tax expense	(14,220)	(14,316)	96	(0.7)%
Net loss[1]	$(17,014)	$(15,234)	$(1,780)	11.7%
1Net loss includes amounts attributable to non-controlling interests.

Revenues, net
Revenue for the three months ended March 31, 2026, decreased $14.4 million, or 8.7%, compared to the three months ended March 31, 2025. The decrease in revenue was primarily driven by price compression and increased competition in the Illinois, disruption in the Michigan market following the introduction of an excise tax, as well as reduced operations in California compared to the prior year period. The decrease was partially offset by wholesale growth in Massachusetts and Ohio, and retail growth in Ohio due to legalizing adult-use of cannabis.
COGS and Gross profit
COGS for the three months ended March 31, 2026, decreased $11.3 million, or 12.9%, compared to the three months ended March 31, 2025. The decrease was primarily attributable to decreased sales in Illinois and California.
Gross profit decreased by $3.2 million, or 4.0%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The decrease in gross profit was primarily driven by lower sales in Illinois and California offset by increased sales in Ohio and Massachusetts. As a percentage of revenue, gross profit was 49.9% and 47.4% for the three months ended March 31, 2026 and March 31, 2025, respectively. The increase in gross profit as a percentage of revenue was driven by lower cost of sales from higher margin states due to improved operational efficiencies.
Total operating expenses
Total operating expenses for the three months ended March 31, 2026, decreased $0.8 million, or 1.2% compared to the three months ended March 31, 2025. The decrease was primarily attributable to a decrease in salaries and benefits expense. The decrease is offset by increases in incentive compensation and legal fees.
Total other expense, net
Total other expense, net for the three months ended March 31, 2026, decreased $0.5 million, or 3.7%, compared to the three months ended March 31, 2025. The decrease was primarily attributable to an increase in Other income, net resulting from a gain on foreign currency and favorable change in fair value of deferred and contingent consideration.
Provision for income taxes
Income tax expense for the three months ended March 31, 2026 was relatively unchanged compared to the three months ended March 31, 2025.
Net loss
Net loss for the three months ended March 31, 2026, increased $1.8 million compared to the three months ended March 31, 2025. The change was primarily driven by the decrease in gross profit discussed above.

NON-GAAP FINANCIAL MEASURES
Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA (defined below) are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended March 31,
($ in thousands)	2026	2025	$ Change	% Change
Net loss[1]	$(17,014)	$(15,234)	$(1,780)	11.7%
Depreciation and amortization	12,216	12,906	(690)	(5.3)%
Interest expense, net	14,927	14,854	73	0.5%
Income tax expense	14,220	14,316	(96)	(0.7)%
EBITDA (non-GAAP)	$24,349	$26,842	$(2,493)	(9.3)%
Other expense, net	(960)	(347)	(613)	176.7%
Fair value mark-up for acquired inventory	593	—	593	100.0%
Adjustments for acquisition and other non-core costs	3,661	7,015	(3,354)	(47.8)%
Share-based compensation	5,255	2,723	2,532	93.0%
Adjusted EBITDA (non-GAAP)	$32,898	$36,233	$(3,335)	(9.2)%
1Net loss includes amounts attributable to non-controlling interests.

Adjusted EBITDA, a non-GAAP financial measure, is defined as Net loss, excluding depreciation and amortization; interest expense, net; income taxes; Other expense, net; adjustments for acquisition and other non-core costs; and shares-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses, and other expenses that are mostly one-time in nature. Adjusted EBITDA was $32.9 million for the three months ended March 31, 2026, compared to $36.2 million for the three months ended March 31, 2025. The decrease in adjusted EBITDA of $3.3 million is primarily due to a decrease in gross profit.

LIQUIDITY AND CAPITAL RESOURCES
Overview
Our primary sources of liquidity are cash and cash equivalents from the operations of our business, debt, and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt, and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.
As of March 31, 2026, the Company held $32.3 million in Cash and cash equivalents and $34.5 million in Restricted cash, included in both Restricted cash and Other non-current assets on the Unaudited Condensed Interim Consolidated Balance Sheets, compared to $57.9 million in Cash and Cash equivalents, and $36.4 million in Restricted cash at December 31, 2025.
The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the agreement for the Senior Secured Term Loan of $325.0 million, which closed on August 13, 2025, that bears an interest rate of 12.5% and matures on August 13, 2030. This refinancing, along with existing cash on hand, was used to repay the Company’s prior facility of $360.0 million, reducing total debt. JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a $25.3 million loan on September 26, 2023, and amended on October 3, 2025, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises. As of March 31, 2026, the Company was in compliance with all covenants.
The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months. We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense.

If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Cash Flows
Operating Activities
Net cash used in operating activities was $5.6 million for the three months ended March 31, 2026, a decrease of $36.1 million compared to $30.5 million of net cash provided by operating activities during the three months ended March 31, 2025. The $36.1 million decrease was primarily attributable to lower gross profit, interest payments Senior Secured Term Loan, and unfavorable working capital driven by inventory buildup in certain states and timing of vendor payments.
Investing Activities
Net cash used in investing activities was $13.2 million for the three months ended March 31, 2026, an increase of $6.4 million compared to $6.9 million during the three months ended March 31, 2025. The increase in net cash used in investing activities was primarily driven by acquisitions and increased capital expenditures.
Financing Activities
Net cash used in financing activities was $8.6 million for the three months ended March 31, 2026, a increase of $2.9 million compared to $5.7 million for the three months ended March 31, 2025. The increase was primarily driven by tax distributions paid in the prior year in accordance with our tax receivable agreement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of March 31, 2026:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Deferred and contingent consideration, short-term	$5,162	$—	$—	$—	$5,162
Operating leases liabilities	28,791	58,027	57,432	108,365	252,615
Finance lease liabilities	5,149	10,369	8,302	9,978	33,798
Deferred and contingent consideration, long-term	—	7,674	—	—	7,674
Short-term borrowings and Long-term notes and loans payable	21,840	32,806	355,857	88,082	498,585
Tax receivable agreement liability	5,513	11,273	12,019	42,826	71,631
Other long-term liabilities	—	1,000	—	—	1,000
Total obligations as of March 31, 2026	$66,455	$121,149	$433,610	$249,251	$870,465

RELATED PARTY TRANSACTIONS
See Note 11 “Related Party Transactions” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on related party transactions.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2026 and December 31, 2025 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Secured Term Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry require additional reforms and protections. In 2023, the Senate Banking Committee passed the SAFER Banking Act with bipartisan support, moving it forward for a Senate floor vote. However, as of the date of this MD&A, the SAFER Banking Act has not been brought to a vote in the full Senate or the House of Representatives, and there have been no further substantive legislative actions. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk
The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the three months ended March 31, 2026, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2026, the Company had working capital (defined as current assets less current liabilities) of $148.5 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of March 31, 2026 and December 31, 2025, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the three months ended March 31, 2026, the Company recorded a $0.2 million gain in foreign currency exchange. The Company recorded an immaterial loss in foreign currency exchange during the three months ended March 31, 2025.
As of March 31, 2026 and December 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Senior Secured Term Loan accrues interest at a rate of 12.5% per annum and has an effective interest rate of 13.8%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other income, net.
(iv)Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 17 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.

(vi) Economic Risk
The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition, and operating results.
(vii) Inflation Risk
The Company anticipates inflationary pressures to continue throughout 2026. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing, and other actions, which may help to offset a portion of the adverse impact.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA
Cresco Labs has the following securities issued and outstanding, as of March 31, 2026:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	354,226
Proportionate Voting Shares[2]	16,272
Special Subordinate Voting Shares[3]	2
Redeemable Units[4]	84,299
1Subordinate Voting Shares includes shares pending issuance or cancellation
2Proportionate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-200)
3Special Subordinate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-0.00001)
4 Redeemable units of Cresco Labs, LLC, each of which is exchangeable for one (1) Subordinate Voting Shares